A-POWER ENERGY GENERATION SYSTEMS, LTD.

No. 44 Jingxing North Street
Tiexi District, Shenyang, Liaoning, China 110021
www.apowerenergy.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON FRIDAY, AUGUST 21, 2009

July 15, 2009

Dear Shareholders:

I am pleased to invite you to our 2009 Annual Meeting of Shareholders of A-Power Energy Generation Systems, Ltd.

(A-Power or the Company), which will be held on Friday, August 21, 2009, at 9 a.m., Shenyang time, at the Company’s offices located at No.44 Jingxing North Street, 12th Floor, Tiexi District, Shenyang, Liaoning Province, China 110021.

The annual meeting has been called for the following purposes:

1.
to approve the issuance of any common shares issuable pursuant to the terms of the Company’s senior convertible notes or the terms of the Company’s warrants, in accordance with the Memorandum and Articles of Association of the Company and Nasdaq Marketplace Rule 5635(d);

2.	to amend the Memorandum and Articles of Association of the Company to delete the requirement of shareholder approval for issuances of shares by the Company;

3.	to increase the Company’s authorized share capital by 100,000,000 common shares;

4.	to amend the Memorandum and Articles of Association of the Company to clarify shareholder meeting procedures;

5.	to amend the Memorandum and Articles of Association of the Company to delete the requirement for a classified board of directors;

6.	to ratify the Audit Committee’s appointment of MSCM LLP as the independent registered public accountants of the Company for the fiscal year ending December 31, 2009; and

7.	to transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

You may vote your shares by returning the enclosed proxy card.

We see the annual meeting as an important opportunity to communicate with our shareholders and we look forward to seeing you there should you be able to attend.

Thank you very much for your continued interest in A-Power.

Sincerely,

/s/ Jinxiang Lu
Chairman of the Board of Directors and Chief Executive Officer